UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Tokyu Land Corporation Tokyu Community Corp. Tokyu Livable, Inc.
(Name of Subject Company)
N/A
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Tokyu Land Corporation Tokyu Community Corp. Tokyu Livable, Inc.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))

Tokyu Land Corporation
 21-2 Dogenzaka 1-chome, Shibuya-ku, Tokyo, 150-0043, Japan
Phone: +81-3-5458-0740

Tokyu Community Corp.
Setagaya Business Square Tower, 10-1, Yoga 4-chome,
Setagaya-ku, Tokyo 158-8509, Japan
 Phone: +81-3-5717-1001

Tokyu Livable, Inc.
9-5 Dogenzaka 1-chome, Shibuya-ku, Tokyo, 150-0043, Japan
Phone: +81-3-3463-3711

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Tokyu Community Corp.’s Notice of the 44th Ordinary General Meeting of Shareholders and reference materials.

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Tokyu Land Corporation submitted to the Securities and Exchange Commission written irrevocable consent and power of attorney on Form F-X dated May 10, 2013.

Tokyu Community Corp. submitted to the Securities and Exchange Commission written irrevocable consent and power of attorney on Form F-X dated May 10, 2013.

Tokyu Livable, Inc. submitted to the Securities and Exchange Commission written irrevocable consent and power of attorney on Form F-X dated May 10, 2013.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tokyu Land Corporation

/s/ KIYOSHI KANAZASHI
By: KIYOSHI KANAZASHI
Title: President

Date: June 6, 2013

Tokyu Community Corp.

/s/ MOTONORI NAKAMURA
By: MOTONORI NAKAMURA
Title: President

Date: June 6, 2013

Tokyu Livable, Inc.

/s/ YOSHIHIRO NAKAJIMA
By: YOSHIHIRO NAKAJIMA
Title: President

Date: June 6, 2013